UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 1, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 3 May 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 16 May 2022 entitled ‘MAJOR SHAREHOLDING NOTIFICATION’.

3.	A Stock Exchange Announcement dated 16 May 2022 entitled ‘MAJOR SHAREHOLDING NOTIFICATION’.

4.	A Stock Exchange Announcement dated 17 May 2022 entitled ‘MAJOR SHAREHOLDING NOTIFICATION’.

5.	A Stock Exchange Announcement dated 20 May 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number : 9571J

Vodafone Group Plc

03 May 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 30 April 2022:

Vodafone's issued share capital consists of 28,817,636,908 ordinary shares of US$0.20 20/21 of which 562,558,643 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 28,255,078,265. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 5267L

Vodafone Group Plc

16 May 2022

16 May 2022

MAJOR SHAREHOLDING NOTIFICATION

Vodafone Group Plc ("Vodafone") has been informed by Emirates Telecommunications Group Company ("Etisalat") of its shareholding in Vodafone and notes the announcement from Etisalat (https://adxservices.adx.ae/WebServices/DataServices/contentDownload.aspx?doc=2523536).

We look forward to building a long-term relationship with Etisalat.

We continue to make good progress with our long-term strategic plans and will provide an update in our FY22 Results announcement on 17 May 2022.

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services. Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 52 more.  As of 31 December 2021, we had over 300m mobile customers, more than 28m fixed broadband customers and over 22m TV customers.

Vodafone is a world leader in the Internet of Things (IoT), connecting more than 142m devices and platforms through innovation that aligns with the aspirations of society for cleaner and safer cities, better transport and improved agriculture. Vodafone's digital leadership is also changing how governments deliver healthcare and education, and how businesses, particularly Small and Medium Enterprises (SMEs), serve customers.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 51m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future, enabling an inclusive and sustainable digital society. We are taking significant steps to reduce our impact on our planet by becoming net zero by 2040, purchasing 100% of our electricity from renewable sources in Europe and across our entire operations by 2025, and reusing, reselling or recycling 100% of our redundant network equipment. Vodafone proactively works to expand access to connectivity for rural communities, students and jobseekers. For more than 30 years, Vodafone's Foundation has supported communities in Europe and Africa in the areas of health, education, and equality.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 5266L

Vodafone Group Plc

16 May 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

4. Details of the shareholder

Name	City of registered office	Country of registered office
Atlas 2022 Holdings Limited	Grand Cayman	Cayman Islands

5. Date on which the threshold was crossed or reached

13-May-2022

6. Date on which Issuer notified

14-May-2022

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	9.813242	0.000000	9.813242	2766197163
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	2766197163		9.813242

Sub Total 8.A	2766197163	9.813242%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Emirates Investment Authority	Emirates Investment Authority	9.813242		9.813242%
Emirates Investment Authority	Emirates Telecommuni-cation Group Company PJSC	9.813242		9.813242%
Emirates Investment Authority	Atlas 2022 Holdings Limited	9.813242		9.813242%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

14-May-2022

13. Place Of Completion

London, UK

RNS Number : 6917L

Vodafone Group Plc

17 May 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

13-May-2022

6. Date on which Issuer notified

16-May-2022

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	3.670000	3.310000	6.980000	1976868872
Position of previous notification (if applicable)	6.810000	0.090000	6.900000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39		1038335221		3.670000
Sub Total 8.A	1038335221		3.670000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			14358495	0.050000
Securities Lending			915864647	3.240000
Sub Total 8.B1			930223142	3.290000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	8310509	0.020000
Sub Total 8.B2				8310509	0.020000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK

BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited

BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited

BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 5)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 5)	BlackRock Group Limited
BlackRock, Inc. (Chain 5)	BlackRock International Limited

BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC

BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 9)	BlackRock Capital Management, Inc.

BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 10)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 10)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.

BlackRock, Inc. (Chain 11)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 11)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 11)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 11)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 11)	BlackRock Group Limited
BlackRock, Inc. (Chain 11)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 11)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.

BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 12)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 12)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 12)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 12)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Advisors, LLC

BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 14)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 14)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 14)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 14)	BlackRock Group Limited
BlackRock, Inc. (Chain 14)	BlackRock Finance Europe Limited

BlackRock, Inc. (Chain 14)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 15)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 15)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 15)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 15)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 15)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 15)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 16)	Trident Merger, LLC
BlackRock, Inc. (Chain 16)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 16)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 16)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 16)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team

Jana Blumenstein

020 7743 3650

12. Date of Completion

16th May 2022

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K

RNS Number : 1337M

Vodafone Group Plc

20 May 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.187600	108,702

d)	Aggregated information: volume, Price	Aggregated volume: 108,702 Ordinary shares Aggregated price: GBP 129,094.50
e)	Date of the transaction	2022-05-18
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 1, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary